

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

William Ho
Chief Executive Officer
IN8bio, Inc.
79 Madison Avenue
New York, New York 10016

　　　　Re: IN8bio, Inc.
　　　　Draft Registration Statement on Form S-1
　　　　Submitted September 10, 2020
　　　　CIK No. 0001740279

Dear Mr. Ho:

　　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on September 10, 2020

Prospectus Summary , page 1

1.　　　Please tell us why you believe that the final column of your pipeline table "Next Anticipated Milestones" is relevant to an investment decision, or eliminate the column where it appears throughout the prospectus.

2.　　　Please balance your disclosure concerning the additional applications of INB-100, INB-300 and INB-400 to better explain the status of development to date, and to advise investors that these applications are at a very early phase of their development, or eliminate the products and applications from the pipeline table.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 5

3.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Julia Griffith at 202-551-3267 to discuss how to submit the materials, if any, to us for our review.

Risk Factors, page 11

4.   We note numerous references to seeking approvals abroad, foreign regulators and foreign markets throughout the Risk Factors and other sections of your prospectus. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals. Please tailor the risk factors section to more closely reflect the applications you have made or are planning to make in the near term.

5.   Please refer to the risk factor on page 23 discussing the company's possible use of accelerated approval pathways for FDA approval. Please disclose the specific programs applicable to products or therapeutic platforms that you are currently developing.

Use of Proceeds, page 63

6.   We note your disclosure that the proceeds of the offer will not be sufficient to fund any of your product candidates through regulatory approval. Please revise to specify how far the proceeds of the offering will take the company into the clinical development of INB-200 and INB-100. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 75

7.   We note that you have multiple products in varying stages of development and clinical testing. Please expand to provide detail by product candidate for your research and development expenses during each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 80

8.   Once you have an estimated offering price or range, please explain to us how you

determined the fair value of the common stock underlying your equity issuances since March 2020 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. Provide detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to the fair value determination. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

Exclusive License Agreement with Emory University, Children's Healthcare of Atlanta, Inc. and The UAB Research Foundation, page 105

9. Please disclose the annual minimum royalty you are required to pay, the share of sublicensee fees you are required to pay, and the an annual license maintenance fee.

Exclusive License Agreement with UABRF, page 106

10. Please disclose the share of non-royalty income that you are required to pay UABRF.

Index to Financial Statements
Note 3. Fair Value Assets and Liabilities, page F-12

11. Please revise to clearly disclose the valuation methodology for your Series A Preferred Stock warrants including the significant unobservable inputs underlying the level 3 fair value measurements. Refer to ASC 820-10-50-2bbb.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences